Exhibit 12.4
Ameren Energy Generating Company
Computation of Ratio of Earnings to Fixed Charges
(Thousands of Dollars, Except Ratios)

	Year Ended December 31,
	2003	2004	2005	2006	2007
Net income from continuing operations	$75,185	$107,292	$96,732	$48,929	$124,894
Less - Change in accounting principle	18,416	—	(15,600)	—	—
Add - Taxes based on income	38,538	64,245	72,433	21,955	77,799

Net income before income taxes and change in accounting principle	95,307	171,537	184,765	70,884	202,693

Add - fixed charges:
Interest on long-term debt	100,855	93,118	71,720	59,070	54,783	(1)
Estimated interest cost within rental expense	-	-	-	107	164
Amortization of net debt premium, discount, and expenses	1,495	1,497	1,345	586	586

Total fixed charges	102,350	94,615	73,065	59,763	55,533

Earnings available for fixed charges	$197,657	$266,152	$257,830	$130,647	$258,226

Ratio of earnings to fixed charges	1.93	2.81	3.52	2.18	4.64

(1)	Includes FIN 48 interest expense